

Mail Stop 7010

October 4, 2007

Mr. Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
7700 France Avenue South
Suite 275
Edina, MN 55435

>   **RE: Form 10-K for the fiscal year ended December 31, 2006**
>   **Form 10-Qs for the periods ended March 31, 2007 and June 30, 2007**
>   **File No. 0-20086**

Dear Mr. Clevenger:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007</u>

<u>Note 7. Stock-Based Compensation, page 12</u>

1. We note your response to prior comment 4. You sold UHS to UHS Holdco, Inc. for $2.58 per share in May 2007. You subsequently issued options for 35.9 million shares of your parent company stock in June 2007 under your new 2007 Stock Option Plan. The exercise price of these options was $1.00 per share, equivalent to your parent's $1.00 per share fair market value as determined by the May 31, 2007 transaction. It is unclear how you arrived at a fair market value of $1.00 per share based on the May 31, 2007 transaction. Please provide us with a comprehensive explanation as to how this transaction led you to arrive at a $1.00 per share fair market value. Please also expand your disclosure to clearly state the exercise price amount of these options as well as how you arrived at the fair value of $1.00 per share.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief